

DHX MEDIA TO REPORT ITS Q4 AND FULL-YEAR FISCAL 2019 RESULTS ON SEPTEMBER 23, 2019

Halifax, NS – September 9, 2019 – DHX Media (or the "Company") (TSX: DHX, NASDAQ: DHXM) will report its Q4 and full-year Fiscal 2019 results before markets open on September 23, 2019 and hold a conference call at 8:00 a.m. ET that day to discuss the results.

To listen, please call +1 (888) 231-8191 or +1 (647) 427-7450 internationally, and reference conference ID 3695826. Please allow 10 minutes to be connected to the conference call. Replay will be available after the call on +1 (855) 859-2056 or (416) 849-0833, under passcode 3695826, until 11:59 p.m. ET, September 30, 2019.

The audio and transcript will also be archived on the Company's website beginning approximately two days following the event.

For more information, please contact:

Sard Verbinnen & Co.
Liz Zale/Robin Weinberg/Abi Genis
DHX-SVC@sardverb.com
+1 212-687-8080

About DHX Media
DHX Media Ltd. (TSX: DHX, NASDAQ: DHXM) is a global children's content and brands company, recognized for such high-profile properties as *Peanuts*, *Teletubbies, Strawberry Shortcake, Caillou, Inspector Gadget*, and the acclaimed *Degrassi* franchise. One of the world's foremost producers of children's shows, DHX Media owns the world's largest independent library of children's content, at 13,000 half-hours. It licenses its content to broadcasters and streaming services worldwide and generates royalties through its global consumer products program. Through its subsidiary, WildBrain, DHX Media operates one of the largest networks of children's channels on YouTube. Headquartered in Canada, DHX Media has offices worldwide. Visit us at www.dhxmedia.com.

Disclaimer
This press release contains "forward-looking statements" under applicable securities laws with respect to DHX Media including, without limitation, statements regarding the timing of the

HALIFAX
5657 Spring Garden Rd.
Suite 505
Halifax, NS B3J 1H1
+1 902-423-0260

TORONTO
Queen's Quay Terminal
207 Queens Quay W.
Suite 550
Toronto, ON M5J 1A7
+1 416-363-8034

VANCOUVER
380 West 5th Avenue
Vancouver, BC V5Y 1J5
+1 604-684-2363

NEW YORK
370 7th Avenue
7 Penn Plaza
Suite 1701
New York, NY 10001
+1 212-293-8555

LONDON
183 Eversholt Street
London, NW1 1BU
+44 (0)20-7631-3931



Company's release of financial results and the business strategies and operational activities of DHX Media. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results or events may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include the risk factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's most recent Annual Information Form and annual Management Discussion and Analysis, which also form part of the Company's annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

HALIFAX
5657 Spring Garden Rd.
Suite 505
Halifax, NS B3J 1H1
+1 902-423-0260

TORONTO
Queen's Quay Terminal
207 Queens Quay W.
Suite 550
Toronto, ON M5J 1A7
+1 416-363-8034

VANCOUVER
380 West 5th Avenue
Vancouver, BC V5Y 1J5
+1 604-684-2363

NEW YORK
370 7th Avenue
7 Penn Plaza
Suite 1701
New York, NY 10001
+1 212-293-8555

LONDON
183 Eversholt Street
London, NW1 1BU
+44 (0)20-7631-3931